UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                                ARRIS Group, Inc.
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                    04269Q100
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                                 (CUSIP Number)

                                Deborah J. Noble
                               Corporate Secretary
                           Nortel Networks Corporation
                           8200 Dixie Road, Suite 100
                            Brampton, Ontario L6T 5P6
                                     Canada
                                 (905)  863-1103
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 28, 2003
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 6 Pages)

CUSIP NO. 04269Q100                                            Page 2 of 6 Pages


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1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Nortel Networks Corporation
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                 (a)
                 (b)
    Not Applicable
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3.  SEC USE ONLY

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4.  SOURCE OF FUNDS

    OO
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e) |_|

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6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Canada
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                            7.  SOLE VOTING POWER

                                5,000,000 shares

                           -----------------------------------------------------
                            8.  SHARED VOTING POWER
 NUMBER OF SHARES
BENEFICIALLY OWNED BY           0 shares
EACH REPORTING PERSON
       WITH                 ----------------------------------------------------
                            9.  SOLE DISPOSITIVE POWER

                                5,000,000 shares
                           -----------------------------------------------------
                            10. SHARED DISPOSITIVE POWER

                                0 shares

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,000,000 shares
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.6%
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14. TYPE OF REPORTING PERSON

    CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 04269Q100                                            Page 3 of 6 Pages


                                 AMENDMENT NO. 9
                                       TO
                                  SCHEDULE 13D

            This Amendment No. 9 amends the Statement on Schedule 13D filed on August 13, 2001, by and on behalf of Nortel Networks Corporation with respect to its beneficial ownership of common stock, par value $.01 per share ("Arris Group Common Stock"), of Arris Group, Inc. (f/k/a Broadband Parent Corporation), a Delaware corporation ("Arris Group"), as amended by Amendment No. 1 to Schedule 13D filed on June 11, 2002, Amendment No. 2 to Schedule 13D filed on June 21, 2002, Amendment No. 3 to Schedule 13D filed on June 25, 2002, Amendment No. 4 to
Schedule 13D filed on March 13, 2003, Amendment No. 5 to Schedule 13D filed on March 19, 2003, Amendment No. 6 to Schedule 13D filed on March 25, 2003, Amendment No. 7 to Schedule 13D filed on July 28, 2003 and Amendment No. 8 to
Schedule 13D filed on November 26, 2003 (as amended, the "Statement"). The Statement, as amended by this Amendment No. 9, is referred to herein as "Schedule 13D." This Schedule 13D is filed to report, among other things, the consummation of the sale by Nortel Networks Inc. of 9,000,000 shares of Arris Group Common Stock pursuant to an underwriting agreement, among Nortel Networks Inc., Arris Group, and CIBC World Markets Corp. ("CIBC") and a related pricing agreement. Capitalized terms used and not defined herein have the meanings set forth in the Statement.


ITEM 1.   SECURITY AND ISSUER.

            The second paragraph of Item 1 of the Statement is hereby amended and restated to read as follows:

            The 5,000,000 shares of Arris Group Common Stock beneficially owned by Nortel Networks Corporation are held of record by Nortel Networks Inc., a Delaware corporation and successor in interest to Nortel Networks LLC, a Delaware limited liability company which, as of December 31, 2002, merged with and into Nortel Networks Inc. Nortel Networks Inc. in turn is a wholly owned subsidiary of Nortel Networks Limited, a Canadian corporation and a wholly owned subsidiary of Nortel Networks Corporation, a Canadian corporation. Nortel Networks Corporation and the above referenced affiliates are sometimes collectively referred to herein as "Nortel Networks."


ITEM 4.   PURPOSE OF TRANSACTION.

            The thirteenth paragraph of Item 4 of the Statement is hereby amended and restated to read in its entirety as follows:

            On November 24, 2003, Nortel Networks Inc., Arris Group and CIBC also entered into a pricing agreement (the "November 2003 Pricing Agreement") pursuant to which Nortel Networks Inc. agreed to sell 9,000,000 shares of Arris Group Common Stock to CIBC (the "November 2003 Offering"). On November 28, 2003, pursuant to the terms of the November 2003 Underwriting Agreement and the November 2003 Pricing Agreement, the price at which Arris Group Common Stock was sold to the public was $5.65 per share, and Nortel

CUSIP NO. 04269Q100                                            Page 4 of 6 Pages


Networks Inc. received proceeds from such sale of $5.45 per share, or aggregate proceeds of $49,050,000.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

            Item 5(a) of the Statement is hereby amended and restated to read in its entirety as follows:

            (a) Nortel Networks Corporation is the beneficial owner of 5,000,000 shares of Arris Group Common Stock, representing approximately 6.6% of the Arris Group Common Stock issued and outstanding.

            Except as set forth in this Item 5, neither Nortel Networks Corporation nor, to the best of Nortel Networks Corporation's knowledge, any of the individuals named in Schedule I hereto beneficially owns any shares of Arris Group Common Stock.

            Item 5(b) of the Statement is hereby amended and restated to read in its entirety as follows:

            (b) Nortel Networks Corporation has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the 5,000,000 shares of Arris Group Common Stock.

            Item 5(d) of the Statement is hereby amended and restated to read in its entirety as follows:

            (d) Nortel Networks Corporation holds all rights associated with the 5,000,000 shares of Arris Group Common Stock, including the right to receive dividends on such stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ARRIS GROUP.

            The final paragraph of the section entitled "Directors; Voting of Shares" of Item 6 of the Statement is hereby amended and restated to read in its entirety as follows:

            As a result of the consummation of the November 2003 Offering, Nortel Networks Inc. currently holds approximately 6.6% of the outstanding shares of Arris Group Common Stock and, accordingly, is no longer entitled to an Investor Nominee. Randy K. Dodd, the Investor Nominee of Nortel Networks Inc., submitted his resignation as a member of the board of directors of Arris Group, effective as of December 1, 2003.

            The following paragraph is hereby inserted at the end of the section entitled "Termination" of Item 6 of the Statement:

            As a result of the consummation of the November 2003 Offering, Nortel Networks Inc. currently holds 6.6% of the outstanding shares of Arris Group Common Stock and, accordingly, Nortel Networks Inc. has notified Arris Group of its election to terminate the Investor Rights Agreement in accordance with its terms.

CUSIP NO. 04269Q100                                            Page 5 of 6 Pages


            The paragraph entitled the "November 2003 Pricing Agreement" of Item 6 of the Statement is hereby amended and restated to read in its entirety as follows:

            NOVEMBER 2003 PRICING AGREEMENT. On November 24, 2003, Nortel Networks Inc., Arris Group and CIBC entered into the November 2003 Pricing Agreement pursuant to which Nortel Networks Inc. agreed to sell 9,000,000 shares of Arris Group Common Stock to CIBC. On November 28, 2003, pursuant to the terms of the November 2003 Underwriting Agreement and the November 2003 Pricing Agreement, the price at which Arris Group Common Stock was sold to the public was $5.65 per share, and Nortel Networks Inc. received proceeds from such sale of $5.45 per share, or aggregate proceeds of $49,050,000. A copy of the November 2003 Pricing Agreement is filed as Exhibit 15 to the Statement and incorporated herein by reference.

CUSIP NO. 04269Q100                                            Page 6 of 6 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2003              NORTEL NETWORKS CORPORATION



                                    By:  /s/ Katharine B. Stevenson
                                         ---------------------------------------
                                         Katharine B. Stevenson
                                         Treasurer



                                    By:  /s/ Gordon Davies
                                         ---------------------------------------
                                         Gordon Davies
                                         Assistant Secretary